OPERATING AGREEMENT

THREDDSYNC, LLC

A Florida Limited Liability Company

Effective Date: October 21st, 2025

TABLE OF CONTENTS

ARTICLE I: FORMATION AND PURPOSE

1.1 Formation

ThreddSync, LLC (the "**Company**") is a limited liability company formed under the laws of the State of Florida pursuant to the Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes (the "**Act**"). The Company was formed by the filing of Articles of Organization with the Florida Department of State, Division of Corporations, on October 21st 2025.

1.2 Name

The name of the Company is "ThreddSync, LLC." The Company may conduct business under that name and under any other name or names deemed appropriate by the Board of Managers, subject to compliance with applicable fictitious name statutes.

1.3 Principal Office

The principal office of the Company shall be located at 6023 Kipps Colony Dr. E., Gulfport, FL 33707, or at such other location as the Board of Managers may designate from time to time.

1.4 Registered Agent

The name and address of the Company's registered agent in Florida is:

Brian Conway

6023 Kipps Colony Dr. E., Gulfport, FL 33707

The registered agent and/or registered office may be changed from time to time by the Board of Managers in accordance with the Act.

1.5 Purpose

The Company is organized for the purpose of (a) developing, marketing, licensing, and providing software-as-a-service platforms, artificial intelligence solutions, business consulting services, and related technology products and services; (b) engaging in any and all lawful business activities permitted under the Act; and (c) engaging in any activities necessary, convenient, or incidental to the foregoing.

1.6 Term

The Company shall continue in existence perpetually until dissolved in accordance with the provisions of this Agreement or the Act.

1.7 Fiscal Year

The fiscal year of the Company shall be the calendar year ending December 31, unless otherwise determined by the Board of Managers.

ARTICLE II: DEFINITIONS

As used in this Agreement, the following terms have the meanings set forth below:

"83(b) Election" means an election made pursuant to Section 83(b) of the Code.

"Act" means the Florida Revised Limited Liability Company Act, Chapter 605, Florida Statutes, as amended from time to time.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

"Agreement" means this Amended and Restated Operating Agreement, as amended from time to time.

"Assumed Tax Rate" has the meaning set forth in Section 7

"Board of Managers" or **"Board"** means the board of managers of the Company, as constituted from time to time pursuant to Article VI.

"Capital Account" means the capital account maintained for each Member in accordance with Section 3.6 and Treasury Regulations Section 1.704-1(b)(2)(iv).

"Capital Contribution" means the total amount of cash and the fair market value of property (net of liabilities) contributed to the Company by a Member.

"Cause" has the meaning set forth in any equity incentive grant agreement or, if not defined therein, means: (a) conviction of, or plea of no contest to, a felony or crime involving moral turpitude; (b) commission of fraud, embezzlement, theft, or other acts of dishonesty against the Company; (c) willful misconduct or gross negligence that results in material harm to the Company; (d) material breach of this Agreement or any other agreement with the Company that remains uncured for thirty (30) days after written notice; or (e) repeated failure to follow lawful directives of the Board or Chief Executive Officer after written notice and reasonable opportunity to cure.

"Change of Control" means: (a) the sale, lease, transfer, or other disposition of all or substantially all of the assets of the Company; (b) a merger, consolidation, or similar transaction in which the Company is not the surviving entity and the Members immediately prior to the transaction own less than 50% of the surviving entity; (c) the acquisition by any Person or group of beneficial ownership of more than 50% of the voting power of the Company's outstanding Units; or (d) a sale of the Company pursuant to a statutory share exchange or similar transaction.

"Class A Common Units" or **"Class A Units"** means the common membership units described in Section 3.2.

"Class B Incentive Units" or **"Class B Units"** or **"Incentive Units"** means the membership units granted pursuant to the Equity Incentive Plan as described in Section 3.3 and Article V.

"Class C Preferred Units" or **"Class C Units"** or **"Preferred Units"** means preferred membership units that may be issued to investors in future financing rounds as described in Section 3.4.

"Common Participating Units" means (i) all Class A Vested Units and (ii) all Vested Class B Incentive Units (whether capital interests or profits interests), in each case entitled to participate in distributions under Section 7.4(b)(iii); provided that Preferred Units shall be included as Common Participating Units only to the extent expressly provided in the applicable Preferred Unit provisions.

> **"Outstanding Units"** means, at any time, the total number of Units that are issued and outstanding (of all classes), excluding (i) Units reserved but not issued under the Equity Incentive Plan and (ii) Units authorized but not issued in any other class or series.

> **"Outstanding Voting Units"** means all Units entitled to vote on the applicable matter under Section 4.6, including any Preferred Units that are expressly granted voting rights or class vote rights in the applicable Preferred Unit provisions.

> **"Voting Power"** means, with respect to any Person, the total number of votes such Person is entitled to cast with respect to a matter, based on the number of such Person's Outstanding Voting Units and the voting rights applicable to such Units under this Agreement and any applicable Preferred Unit provisions.

> **"Fully Diluted Percentage Interest"** means, with respect to any Person, the percentage of the Company's Units (on a Fully Diluted Basis) held by such Person, as reflected on Exhibit A for informational/cap table purposes and as adjusted from time to time in accordance with this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Covered Termination" means (a) an involuntary termination of a Participant's service by the Company without Cause, or (b) a voluntary resignation by a Participant for Good Reason."

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"Disability" means a Member's inability to perform the essential functions of their position or role, with or without reasonable accommodation, for a period of (a) ninety (90) consecutive days, or (b) one hundred twenty (120) days in any twelve (12) month period, due to physical or mental illness or injury, as determined in good faith by the Board or a physician selected by the Company.

"Drag-Along Sale" has the meaning set forth in Section 8.4.

"Equity Incentive Plan" means any equity incentive plan, stock option plan, or similar plan adopted by the Board pursuant to Article V for the purpose of granting Incentive Units or other equity-based awards to employees, consultants, advisors, and directors of the Company.

"Exempt Issuance" means (i) issuances under any Equity Incentive Plan; (ii) issuances upon exercise or conversion of securities outstanding as of the date of the applicable issuance (or issued in accordance with this Agreement); (iii) issuances as consideration in strategic transactions approved by the Board (including without limitation joint ventures, technology licenses, or acquisitions) that are not primarily for the purpose of raising capital; (iv) issuances in connection with bank debt, equipment financings, or similar non-equity financings; and (v) such other issuances as the Board designates in good faith as an Exempt Issuance.

"Fair Market Value" or **"FMV"** means, as of any date, the fair market value of a Unit or the Company, as determined in good faith by the Board based on the most recent arms-length financing transaction, third-party valuation, sale of the Company, or, in the absence of such events, based on the Company's financial performance, comparable company analysis, and other relevant factors. The Board may engage a qualified third-party appraiser to assist in determining Fair Market Value.

"Fully Diluted Basis" means, at any time, the total number of issued and outstanding Units of all classes, plus all Units issuable upon exercise or conversion of outstanding options, warrants, convertible securities, or other rights to acquire Units, plus all Units reserved for future issuance under the Equity Incentive Plan, whether or not such options or rights are then exercisable or vested.

"Good Reason" has the meaning set forth in any equity incentive grant agreement or, if not defined therein, means, without the Member's written consent: (a) a material reduction in such Member's title, authority, duties, or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (b) a material reduction in such Member's base compensation or target equity participation (other than a reduction applicable to all senior executives); (c) a relocation of such Member's primary work location by more than fifty (50) miles; or (d) a material breach by the Company of any agreement with such Member; provided that the Member must provide written notice to the Company within ninety (90) days of the condition's occurrence, the Company must have thirty (30) days to cure, and if not cured, the Member must terminate service within thirty (30) days following the end of the cure period.

"Grant Agreement" means a written agreement between the Company and a recipient of Incentive Units that sets forth the terms and conditions of an award under the Equity Incentive Plan.

"Liquidation Threshold" means, with respect to any Incentive Unit that is intended to constitute a profits interest, the Fair Market Value of the Company as of the date such Incentive Unit was granted, as determined in good faith by the Board and set forth in the applicable Grant Agreement.

"Manager" means a member of the Board of Managers.

"Member" means each Person who is admitted as a member of the Company in accordance with this Agreement and whose name is set forth on the books and records of the Company, but shall not include any Person who has ceased to be a member.

"Major Holder" means a Member who (i) holds at least 2.00% of the Units on a Fully Diluted Basis or (ii) has purchased Units from the Company for an aggregate purchase price of at least $100,000, in each case as determined by the Board in good faith based on the Company's records.

"New Securities" means any Units or other equity securities of the Company (including any class or series of Units) and any rights, options, warrants, or convertible or exercisable securities to acquire Units or other equity securities.

"Pay-to-Play Offering" means any Financing designated as such in the notice delivered under subsection (b) and in which the Company offers eligible Members the opportunity to purchase their Pro Rata Share.

"Pro Rata Share" means, with respect to a Member, the percentage equal to such Member's Fully Diluted Percentage Interest (or, if the Board specifies in the applicable notice, such Member's Fully Diluted Percentage Interest within the applicable participating class or series), measured immediately prior to the closing of the Pay-to-Play Offering.

"PIIA" means the Company's Proprietary Information and Inventions Assignment Agreement (or similar proprietary information, inventions assignment, and restrictive covenant agreement), in substantially the form approved by the Board from time to time.

"Percentage Interest" means, with respect to any Member, such Member's percentage of the Company's Common Participating Units, determined by dividing (i) the number of Common Participating Units held by such Member by (ii) the total number of Common Participating Units held by all Members, in each case as set forth on Exhibit A and as adjusted from time to time in accordance with this Agreement.

"Permitted Transfer" has the meaning set forth in Section 8.3.

"Person" means an individual, partnership, limited liability company, corporation, trust, estate, association, or other entity.

"Service Provider" means any Person who provides or has provided services to the Company or any of its Affiliates as an employee, consultant, advisor, officer, Manager, director (or similar governance role), or other service provider, in each case whether or not such Person is also a Member.

"Service Provider Member" means a Member who is also a Service Provider.

"Transfer" means, with respect to any Units, any sale, assignment, gift, pledge, hypothecation, encumbrance, disposition, or other transfer, whether voluntary or involuntary, by operation of law or otherwise.

"Units" means the membership interests in the Company, including Class A Common Units, Class B Incentive Units, and Class C Preferred Units, if any.

"Unvested Units" means Units that are subject to vesting conditions that have not yet been satisfied or waived in accordance with the applicable Grant Agreement.

"Vested Units" means Units for which all vesting conditions have been satisfied or waived in accordance with the applicable Grant Agreement.

ARTICLE III: CAPITAL STRUCTURE AND MEMBERSHIP

3.1 Authorized Units

The Company is authorized to issue the following classes of Units:

(a) **Class A Common Units** – representing common membership interests with full voting, economic, and management participation rights;

(b) **Class B Incentive Units** – representing membership interests granted pursuant to the Equity Incentive Plan, which may be structured as capital interests or profits interests, subject to vesting and other restrictions; and

(c) **Class C Preferred Units** – representing preferred membership interests that may be issued to investors in connection with future equity financing transactions, with such rights, preferences, and privileges as may be determined by the Board and set forth in one or more amendments to this Agreement or separate agreements with such investors.

The Company may create additional classes or series of Units from time to time by amendment to this Agreement in accordance with Article XI.

3.2 Class A Common Units

Class A Common Units represent common equity ownership in the Company and entitle the holders thereof to:

(a) **Voting Rights**: One vote per Unit on all matters submitted to a vote of the Members;

(b) **Economic Rights**: The right to receive distributions from the Company in accordance with Article VII; and

(c) **Liquidation Rights**: The right to receive a proportionate share of the Company's assets upon liquidation, subject to the rights of holders of Preferred Units, if any.

3.3 Class B Incentive Units

Class B Incentive Units are membership interests granted pursuant to the Equity Incentive Plan to employees, consultants, advisors, and directors of the Company as compensation for services. Class B Units may be structured as:

(a) **Capital Interests**: Units that participate in both current capital value and future appreciation of the Company; or

(b) **Profits Interests**: Units that participate only in the appreciation of the Company above a specified Liquidation Threshold.

Class B Units entitle the holders thereof to:

(i) **Voting Rights**: Class B Incentive Units shall be non-voting. Holders of Class B Incentive Units shall have no voting rights except to the limited extent required by the Act or expressly provided in this Agreement (including any separate class vote required for an amendment that would materially and adversely affect the rights of Class B Incentive Units)

(ii) **Economic Rights**: Subject to the terms of this Agreement, including Article VII and any applicable preferences of Class C Preferred Units (if issued), vested Class B Incentive Units shall be entitled to participate in distributions of available cash and other property on a pro rata basis with Class A Common Units, based on the number of Units held, from and after the date such Units vest. Unvested Class B Incentive Units shall have no right to receive distributions.

(iii) The specific terms of each grant of Class B Units, including vesting schedule, forfeiture provisions, Liquidation Threshold (if applicable), and other conditions, shall be set forth in a Grant Agreement executed by the Company and the recipient.

3.4 Class C Preferred Units (Reserved for Future Issuance)

The Company reserves the right to issue one or more series of Class C Preferred Units to investors in connection with future equity financing transactions. The rights, preferences, privileges, and restrictions of Preferred Units, including but not limited to:

- Liquidation preferences and priority;
- Dividend or distribution preferences;
- Conversion rights;
- Redemption rights;
- Voting rights (including protective provisions and class votes);
- Anti-dilution protections; and
- Participation rights in excess distributions;

shall be determined by the Board at the time of issuance and set forth in an amendment to this Agreement or in a separate agreement (such as a Series A Preferred Unit Purchase Agreement) executed in connection with the applicable financing transaction.

The issuance of Preferred Units and the determination of their rights and preferences shall require the approval of Members holding a majority of the Class A Common Units (on a Fully Diluted Basis), unless otherwise required by this Agreement or applicable law.

3.5 Percentage Interests; Fully Diluted Percentage Interests:

(a) Percentage Interests (Economic Participation). Each Member's Percentage Interest shall be calculated based on Common Participating Units and shall be set forth on Exhibit A.

(b) Fully Diluted Percentage Interests (Cap Table / Dilution Metric). Each Person's Fully Diluted Percentage Interest shall be calculated on a Fully Diluted Basis and may also be set forth on Exhibit A for informational and capitalization purposes, including to reflect dilution from reserved option pools, unvested awards, and future issuances.

(c) Updates. Exhibit A shall be updated from time to time by the Board to reflect issuances, forfeitures, vesting events, repurchases, transfers, and other adjustments. Exhibit A shall be deemed automatically amended upon any such event without the requirement of a formal amendment to this Agreement, provided that the Board updates Exhibit A promptly following such event.

3.6 Capital Accounts

The Company shall establish and maintain a Capital Account for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be:

(a) Increased by: (i) the amount of money contributed by the Member to the Company; (ii) the Fair Market Value of property contributed by the Member to the Company (net of liabilities); and (iii) the Member's allocable share of Profits and any items of income or gain specially allocated to the Member;

(b) Decreased by: (i) the amount of money distributed to the Member by the Company; (ii) the Fair Market Value of property distributed to the Member by the Company (net of liabilities); and (iii) the Member's allocable share of Losses and any items of expense or loss specially allocated to the Member; and

(c) Adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) to reflect revaluations of Company property and other events as required by such Regulations.

The Capital Account provisions of this Agreement are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

3.7 No Withdrawal of Capital

No Member shall be entitled to withdraw any part of such Member's Capital Contribution or Capital Account or to receive any distribution from the Company, except as specifically provided in this Agreement.

3.8 Pay-to-Play; Participation in Future Financings.

(a) Designation. From time to time, the Board may determine that the Company should raise additional capital through the issuance of Units or other Equity Securities (a "Financing"). In connection with any Financing, the Board may, but shall not be required to, designate such Financing as a "Pay-to-Play Offering" and specify the terms applicable thereto in the notice described in subsection (b).

(b) Notice and Participation Right. If a Financing is designated as a Pay-to-Play Offering, the Company shall provide written notice to each holder of the class or series of Units designated by the Board as eligible to participate, which notice shall describe (i) the material terms of the Financing, (ii) such holder's pro rata portion (its "Pro Rata Share") of the securities offered in such Financing, and (iii) the deadline for such holder to elect to purchase up to its Pro Rata Share on the same price and terms as other purchasers. Each eligible holder may elect to participate by delivering written notice and funding the applicable purchase price within the specified period.

(c) Consequences of Non-Participation. If a holder of Preferred Units designated as subject to a Pay-to-Play Offering does not purchase at least such holder's Pro Rata Share (or such lesser minimum participation amount specified in the notice), then, to the extent provided in the terms of such Pay-to-Play Offering and approved by holders of at least sixty-six and two-thirds percent (66.67%) of the outstanding Preferred Units of the affected class or series (voting as a separate class):

 (i) such holder may lose any contractual anti-dilution price-protection rights with respect to such Pay-to-Play Offering and any subsequent equity financing;

 (ii) such holder may lose any contractual right to participate pro rata in future equity financings of the Company; and

 (iii) such holder may lose such other class or series protective provisions as are specifically identified in the Pay-to-Play Offering notice.

(d) Optional Conversion in Recap Financings. In connection with a recapitalization or down-round Financing expressly designated by the Board as a "Recap Financing," the terms of such Recap Financing may provide that any holder of a designated class or series of Preferred Units that does not purchase at least such holder's Pro Rata Share (or such lesser minimum participation amount specified in the notice) shall have some or all of its Preferred Units automatically converted into Class A Common Units at a conversion ratio specified in the terms of such Recap Financing; provided that such conversion feature is approved by holders of at least sixty-six and two-thirds percent (66.67%) of the outstanding Preferred Units of such class or series (voting as a separate class).

(e) Class B Incentive Units Excluded. For the avoidance of doubt, Class B Incentive Units shall not be subject to any Pay-to-Play Offering or related penalties unless the Board and the holders of a majority of the outstanding Class B Incentive Units (voting as a separate class) expressly approve such treatment.

3.9 No Interest on Capital Contributions
No Member shall be entitled to interest on any Capital Contribution or Capital Account balance.

3.10 Preemptive Rights

(a) Grant of Preemptive Right. Subject to the terms of this Section 3.10, each Major Holder who holds Class A Common Units shall have a right (but not an obligation) to purchase such Major Holder's pro rata portion of New Securities that the Company proposes to issue for cash consideration in a bona fide equity financing (each, a "New Issuance"), on the same economic terms and conditions offered to other purchasers in such New Issuance (the "Preemptive Right").

(b) Pro Rata Portion. A Major Holder's "pro rata portion" means the fraction determined by dividing (i) the number of Units held by such Major Holder (on a Fully Diluted Basis) by (ii) the total number of Units outstanding (on a Fully Diluted Basis), in each case immediately prior to the closing of the New Issuance; provided that the Board may calculate pro rata rights within a class or group if required to comply with securities laws or the terms of the financing.

(c) Notice; Exercise. The Company shall deliver written notice of a New Issuance (a "Preemptive Notice") to each eligible Major Holder at least ten (10) business days prior to the anticipated closing date, describing in reasonable detail the material terms of the New Issuance and the amount of New Securities such Major Holder may purchase pursuant to the Preemptive Right. To exercise the Preemptive Right, the Major Holder must deliver written notice of election to the Company and fund the purchase amount on or before the deadline stated in the Preemptive Notice (which deadline shall be no fewer than ten (10) business days after the Preemptive Notice is delivered).

(d) Oversubscription. If any eligible Major Holder does not elect to purchase all of its pro rata portion, the Company may (but shall not be obligated to) allocate any remaining New Securities among the Major Holders who elected to purchase their full pro rata portion, pro rata based on their respective Fully Diluted Percentage Interests (or such other allocation as the Board determines in good faith), provided that no Major Holder shall be required to purchase more than the amount it elects in writing to purchase.

(e) Exempt Issuances; Other Limitations. The Preemptive Right shall not apply to any Exempt Issuance. The Preemptive Right may be limited or conditioned by the Board in good faith to the extent reasonably necessary to comply with applicable securities laws, to avoid unreasonable administrative burden, or to satisfy requirements of the applicable financing; provided that any material limitation or waiver applicable to all Major Holders shall be set forth in the Preemptive Notice.

(f) Termination. The Preemptive Right shall terminate with respect to any Major Holder if such Person ceases to be a Major Holder (as determined immediately prior to the applicable New Issuance) or ceases to hold Class A Common Units.

ARTICLE IV: MEMBERSHIP AND ADMISSION

4.1 Initial Members

The initial Member(s) of the Company and their respective Percentage Interests are set forth on Exhibit A attached hereto.

4.2 Admission of New Members

(a) **General Admission**: No Person shall be admitted as a Member of the Company except:

(i) With the written consent of the Board; and

(ii) After executing a joinder agreement in substantially the form attached hereto as Exhibit B (or such other form as the Board may approve) agreeing to be bound by the terms of this Agreement and to be treated as a Member for all purposes hereof.

(b) **Admission Upon Vesting of Incentive Units**: Notwithstanding Section 4.2(a), any holder of Unvested Class B Incentive Units shall automatically be admitted as a Member with respect to such Units upon the vesting of such Units in accordance with the applicable Grant Agreement, without the requirement of further Board approval or execution of a joinder agreement, provided that:

(i) Such Person has previously executed a Grant Agreement agreeing to be bound by the terms of this Agreement; and

(ii) The Company has admitted such Person as a Member with respect to such Vested Units by updating the Company's books and records and Exhibit A.

The Company shall provide written notice to such Person confirming their admission as a Member and their updated Percentage Interest.

(c) **Admission of Investors**: The admission of investors as Members in connection with the issuance of Preferred Units or other equity financing transactions shall be subject to the execution of definitive agreements and shall be approved in accordance with the voting requirements set forth in this Agreement.

4.3 Member Rights and Obligations

Each Member shall have the rights and obligations set forth in this Agreement, the Act, and applicable law. Except as otherwise expressly provided in this Agreement or required by the Act, no Member shall have any right to participate in the management or control of the Company's business or to act on behalf of or bind the Company.

4.4 No Member Liability

Except as otherwise provided by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company. No Member shall be obligated personally for any debt, obligation, or liability of the Company solely by reason of being a Member.

4.5 Member Meetings

(a) **Annual Meeting**: The Board may, but shall not be required to, call an annual meeting of the Members to review the Company's financial performance and strategic direction.

(b) **Special Meetings**: Special meetings of the Members may be called at any time by the Board or by Members holding at least twenty-five percent (25%) of the voting power of the outstanding Voting Units.

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(c) **Notice**: Written notice of any meeting of the Members shall be given to all Members entitled to vote not less than ten (10) days nor more than sixty (60) days before the date of the meeting. The notice shall state the place, date, time, and purpose(s) of the meeting.

(d) **Quorum**: The presence, in person or by proxy, of Members holding a majority of the voting power of the outstanding Voting Units entitled to vote at the meeting shall constitute a quorum for the transaction of business.

(e) **Remote Participation**: Members may participate in meetings by means of conference telephone or other communications equipment by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

4.6 Voting Rights

(a) **General Rule**: Except as otherwise provided in this Agreement or required by the Act, all matters submitted to a vote of the Members shall require the approval of Members holding a majority of the voting power of the outstanding Voting Units entitled to vote on such matter.

(b) **One Vote Per Vested Unit**: Each Class A Vested Unit shall entitle the holder to one vote on all matters submitted to the Members for approval. Unvested Units shall have no voting rights. Class B holders vote only as expressly provided in §3.3(i).

(c) **Supermajority Actions**: Notwithstanding Section 4.6(a), the following actions shall require the approval of Members holding at least sixty-six and two-thirds percent (66.67%) of the voting power of the outstanding Voting Units:

(i) Amendment of this Agreement, except as otherwise provided in Article XI;

(ii) Merger, consolidation, or sale of all or substantially all of the Company's assets;

(iii) Dissolution or liquidation of the Company;

(iv) Incurrence of indebtedness in excess of $500,000.00 (Five Hundred Thousand US Dollars) not in the ordinary course of business;

(v) Issuance of Preferred Units or other senior securities, except as approved by the Board in connection with a bona fide equity financing; and

(vi) Any other action that would materially and adversely affect the rights or preferences of any class of Units.

(d) **Protective Provisions**: The rights and preferences of holders of Preferred Units, if any, including any required class votes or consent rights (protective provisions), shall be set forth in the amendment to this Agreement or other agreement governing the issuance of such Preferred Units.

4.7 Actions by Written Consent

Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if a written consent setting forth the action so taken is signed by Members holding the requisite voting power required to approve such action. Such consent may be executed in counterparts and may be delivered by electronic transmission.

4.8 Fiduciary Duties

(a) **Managers**: The Managers shall owe fiduciary duties of care and loyalty to the Company and its Members in accordance with the Act and applicable common law, subject to the limitations and exceptions provided in this Agreement.

(b) **Members**: Except as otherwise required by the Act, Members (in their capacity as Members) shall not owe fiduciary duties to the Company or to other Members solely by virtue of being Members. Members may engage in other business activities and may have interests that conflict with those of the Company, and such activities and interests shall not be deemed a breach of any duty to the Company or other Members.

ARTICLE V: EQUITY INCENTIVE PLAN

5.1 Authorization

The Board is hereby authorized to establish, adopt, administer, and amend from time to time one or more Equity Incentive Plans for the purpose of granting Incentive Units (Class B Units) and other equity-based awards to employees, consultants, advisors, directors, and other service providers of the Company (collectively, **"Participants"**).

The Board may reserve for issuance under the Equity Incentive Plan(s) a number of Units not to exceed 30% (Thirty Percent) of the Company's Units on a Fully Diluted Basis, as such reserve may be adjusted from time to time by the Board. The establishment of an Equity Incentive Plan and the reservation of Units thereunder shall not require Member approval, but the Board shall provide notice to the Members of any such actions.

5.2 Administration

(a) **Administrator**: The Equity Incentive Plan(s) shall be administered by the Board or by a compensation committee or plan administrator appointed by the Board (the **"Administrator"**).

(b) **Powers of Administrator**: Subject to the terms of this Agreement and the Equity Incentive Plan(s), the Administrator shall have full power and authority to:

    (i) Select Participants to receive awards;

    (ii) Determine the type, size, terms, and conditions of awards (including vesting schedules, forfeiture conditions, and exercise or purchase prices);

    (iii) Determine whether awards shall be structured as capital interests or profits interests;

    (iv) Establish the Liquidation Threshold for awards intended to qualify as profits interests;

    (v) Interpret and administer the Equity Incentive Plan(s) and Grant Agreements;

    (vi) Establish such rules and procedures as it deems necessary or advisable for the administration of the Plan(s);

    (vii) Engage third-party valuation firms to determine Fair Market Value;

    (viii) Accelerate vesting in connection with a Change of Control, termination of service, or other events as the Administrator deems appropriate; and

    (ix) Take such other actions and make such other determinations as it deems necessary or advisable.

5.3 Types of Awards

The Equity Incentive Plan(s) may provide for the grant of the following types of awards:

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(a) **Restricted Units**: Units granted subject to vesting conditions and forfeiture restrictions;

(b) **Options**: Options to purchase Units at a specified exercise price;

(c) **Profits Interests**: Units structured to participate only in future appreciation above a Liquidation Threshold, intended to qualify as profits interests for federal income tax purposes;

(d) **Unit Appreciation Rights**: Contractual rights to receive cash or Units equal to the appreciation in value of a specified number of Units; and

(e) **Other Awards**: Such other equity-based awards as the Administrator may determine.

5.4 Vesting and Forfeiture

(a) **Vesting Schedules**: Each award shall be subject to such vesting schedule and conditions as the Administrator determines and sets forth in the applicable Grant Agreement. Typical vesting schedules may include time-based vesting (e.g., over four years with a one-year cliff), performance-based vesting, or a combination thereof.

(b) **Forfeiture Upon Termination**: Except as otherwise provided in Section 5.4(c) or in the applicable Grant Agreement, Unvested Units shall be forfeited automatically without consideration upon the termination of the Participant's service to the Company for any reason.

(c) **Double-Trigger Acceleration Upon Change of Control**: Unless otherwise expressly provided in the applicable Grant Agreement:

(i) Definitions. For purposes of this Section, "Change of Control," "Cause," "Good Reason," and "Covered Termination" shall have the meanings set forth in Article II of this Agreement or, if defined differently in the applicable Grant Agreement, as specified therein so long as such definitions are not inconsistent with this Agreement.

(ii) Assumption or Substitution. In connection with a Change of Control, the surviving entity or acquirer may assume, substitute, or continue any outstanding Awards (including Class B Incentive Units) on substantially equivalent terms, as determined in good faith by the Board or the Administrator.

(iii) Double-Trigger Acceleration. If (a) a Change of Control occurs and (b) during the twelve (12) month period following such Change of Control a Participant experiences a Covered Termination, then one hundred percent (100%) of the then-unvested portion of such Participant's outstanding Awards shall automatically vest in full and, if applicable, become exercisable as of the effective date of such Covered Termination (or, if necessary, immediately prior thereto to avoid forfeiture), unless a different treatment is expressly provided in the applicable Grant Agreement.

(iv) No Acceleration in Certain Cases. No acceleration shall occur upon a termination for Cause, a voluntary resignation without Good Reason, or a termination due to death or Disability, except to the extent expressly provided in the applicable Grant Agreement or in a written action of the Board or Administrator.

(v) Non-Assumed Awards. If, in connection with a Change of Control, an Award is not assumed, substituted, or continued by the surviving entity or acquirer, then the Board or Administrator may provide that such Award shall vest in whole or in part immediately prior to the closing of such Change of Control, on such terms as the Board or Administrator determines in good faith.

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(d) Clawback. The Administrator may require clawback or recoupment of vested or unvested awards upon the occurrence of fraud, material misconduct, or a financial restatement (or similar events), as provided in the applicable Grant Agreement.

5.5 Grant Documentation

Each award shall be evidenced by a written Grant Agreement executed by the Company and the Participant, setting forth:

(a) The number of Units subject to the award;

(b) Whether the award is structured as a capital interest or profits interest, and if a profits interest, the applicable Liquidation Threshold;

(c) The vesting schedule and conditions;

(d) Forfeiture and repurchase provisions including clawback/recoupment provisions;

(e) Transfer restrictions;

(f) Tax matters, including the requirement or recommendation to file an 83(b) Election;

(g) Representations and acknowledgments by the Participant;

(h) Agreement to be bound by this Agreement; and

(i) Such other terms and conditions as the Administrator deems appropriate.

5.6 Valuation

(a) **Initial Valuation**: Prior to the first grant of Incentive Units, and thereafter from time to time as the Administrator deems appropriate, the Board shall determine the Fair Market Value of the Company in good faith, taking into account the Company's financial performance, assets, liabilities, growth prospects, comparable companies, and other relevant factors.

(b) **Liquidation Threshold for Profits Interests**: At the time any Incentive Units intended to constitute profits interests are granted, the Board (or the Administrator) shall determine and document the Fair Market Value of the Company as of the grant date, and such amount shall constitute the Liquidation Threshold for such Incentive Units.

(c) **Subsequent Valuations**: The Board may engage a qualified independent third-party valuation firm to provide a formal valuation (similar to a 409A valuation for corporations) to support the determination of Fair Market Value, particularly in connection with equity financings, acquisitions, or other material events.

5.7 Issuance of Incentive Units

(a) **Unvested Units**: Incentive Units may be issued as Unvested Units at the time of grant, subject to vesting in accordance with the Grant Agreement. The Participant shall be admitted as a Member with respect to Unvested Units only to the extent necessary to effectuate the grant and to comply with the intended tax treatment (e.g., for purposes of an 83(b) Election), but Unvested Units shall have no voting rights and no distribution rights until vested.

(b) **Vested Units**: Upon vesting of Incentive Units in accordance with the Grant Agreement, the holder shall be deemed a Member with full rights with respect to such Vested Units (subject to the transfer restrictions in Article VIII and any other restrictions in the Grant Agreement), and the Company shall update Exhibit A to reflect the holder's updated Percentage Interest.

5.8 Effect of Awards on Percentage Interests and Fully Diluted Percentage Interests

(a) Fully Diluted Impact. The reservation, grant, or issuance of Incentive Units (whether vested or unvested) may dilute the Fully Diluted Percentage Interests of existing holders on a Fully Diluted Basis.

(b) Economic Participation Impact Upon Vesting. Only Vested Class B Incentive Units participate as Common Participating Units for purposes of Percentage Interests. Accordingly, the vesting (or forfeiture/repurchase) of Class B Incentive Units may increase or decrease the Percentage Interests of Members holding Common Participating Units.

(c) Exhibit A Updates. Exhibit A shall be updated promptly following (i) any grant/issuance that affects Fully Diluted Percentage Interests and (ii) any vesting/forfeiture/repurchase that affects Percentage Interests.

5.9 83(b) Elections

(a) **Recommendation**: The Company shall advise each Participant receiving Incentive Units subject to vesting or other substantial risk of forfeiture that they should consult with their own tax advisor regarding the potential benefits and consequences of filing an 83(b) Election.

(b) **Filing Deadline**: Any Participant who elects to file an 83(b) Election must do so within thirty (30) days of the grant date. The Participant shall be solely responsible for the timely and proper filing of any such election.

(c) **Copy to Company**: The Participant shall provide a copy of any 83(b) Election to the Company promptly after filing with the IRS.

(d) **No Tax Advice**: The Company makes no representations or warranties regarding the tax treatment of any award and does not provide tax advice to Participants.

5.10 Proprietary Information and Inventions; Condition to Equity Awards

(a) PIIA Required. As a condition to the grant, vesting, or continued holding of any Incentive Units or other equity-based award under this Article V, the Company may require the applicable Participant (and, if such Participant is a Service Provider, such Participant) to execute and comply with a PIIA in a form approved by the Board.

(b) Company Ownership of Company IP. Each Service Provider Member acknowledges and agrees that all inventions, works of authorship, developments, discoveries, ideas, know-how, technology, software (including source code), documentation, processes, and other intellectual property conceived, reduced to practice, developed, authored, or otherwise created by such Service Provider Member, alone or with others, in connection with the Company's business or using the Company's Confidential Information or resources ("Company IP"), are and shall be the sole and exclusive property of the Company, to the maximum extent permitted by applicable law, and shall be assigned to the Company as provided in the PIIA.

(c) Further Assurances. Each Service Provider Member shall execute and deliver such documents and take such further actions as the Company may reasonably request to perfect, maintain, or enforce the Company's rights in Company IP (including patent applications, assignments, and other filings), both during and after such Service Provider Member's service relationship with the Company.

(d) Remedies. Any breach of a PIIA or this Section 5.10 shall be deemed a material breach of this Agreement and may constitute "Cause" if the applicable definition of Cause so provides.

ARTICLE VI: MANAGEMENT

6.1 Management by Board of Managers

The business and affairs of the Company shall be managed by or under the direction of a Board of Managers. Except as expressly delegated to officers or employees of the Company, the Board shall have full, complete, and exclusive authority to manage the Company and to make all decisions affecting its business and affairs.

6.2 Number and Qualification of Managers

(a) **Initial Board of Managers**: Until otherwise determined in accordance with this Agreement, the Board of Managers shall consist of one (1) Manager. The size and composition of the Board may be increased or modified from time to time by the Members as provided in this Agreement, including in connection with the issuance of any Class C Preferred Units.

6.3 Election and Removal

(a) **Initial Manager(s)**: The initial Manager(s) of the Company shall be:

Robert Toshiyuki Morrell

(b) **Election**: Managers shall be elected by Members holding a majority of the voting power of the outstanding Voting Units, except as otherwise provided below:

> (i) Upon the issuance of Preferred Units, the holders of Preferred Units may be entitled to elect one or more Managers or to approve the election or removal of Managers, as set forth in the amendment to this Agreement or other agreement governing such Preferred Units.

> (ii) Members holding Class A Common Units shall be entitled to elect at least one Manager.

(c) **Removal**: Any Manager may be removed, with or without Cause, by Members holding a majority of the voting power of the Units entitled to elect such Manager, except that any Manager elected by holders of Preferred Units may be removed only as provided in the applicable Preferred Unit provisions.

(d) **Resignation**: Any Manager may resign at any time by giving written notice to the Company. Such resignation shall take effect upon receipt of such notice or at such later time as specified in the notice.

6.4 Vacancies

Any vacancy on the Board, whether caused by resignation, removal, death, Disability, or otherwise, may be filled by the Members entitled to elect such Manager in accordance with Section 6.3(b).

6.5 Powers and Authority

The Board shall have full power and authority to manage the business and affairs of the Company, including without limitation the power to:

(a) Adopt, amend, and repeal bylaws, rules, and policies for the conduct of the Company's business;

(b) Appoint and remove officers, employees, and agents, and prescribe their duties and compensation;

(c) Borrow money, issue evidences of indebtedness, and secure any of the Company's obligations by mortgage or pledge of the Company's property;

(d) Acquire, lease, sell, or otherwise dispose of property and assets;

(e) Enter into contracts, agreements, and commitments on behalf of the Company;

(f) Determine the amount and timing of distributions to Members, subject to the limitations in Article VII;

(g) Adopt and administer Equity Incentive Plans and approve the issuance of Incentive Units;

(h) Authorize the issuance of additional Units, including Preferred Units, subject to the approval requirements set forth in this Agreement;

(i) Prosecute, defend, settle, or compromise any and all claims or actions on behalf of the Company; and

(j) Take any and all other actions necessary, convenient, or incidental to carry out the purposes of the Company.

6.6 Meetings of the Board

(a) **Regular Meetings**: The Board may hold regular meetings at such times and places as it may determine.

(b) **Special Meetings**: Special meetings of the Board may be called by any Manager upon not less than forty-eight (48) hours' written notice to all Managers.

(c) **Quorum**: A majority of the Managers then in office shall constitute a quorum for the transaction of business.

(d) **Action by Majority Vote**: Except as otherwise provided in this Agreement, the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Board.

(e) **Action by Written Consent**: Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if a written consent setting forth the action so taken is signed by all of the Managers. Such consent may be executed in counterparts and delivered electronically.

(f) **Remote Participation**: Managers may participate in meetings by means of conference telephone or other communications equipment, and such participation shall constitute presence in person at the meeting.

6.7 Manager Compensation

Managers shall not receive compensation for their service as Managers, but may be reimbursed for reasonable expenses incurred in connection with the performance of their duties. Managers who are also employees, consultants, or officers of the Company may receive compensation in such capacities as determined by the Board or a compensation committee.

6.8 Indemnification

(a) **Indemnification**: To the fullest extent permitted by the Act and applicable law, the Company shall indemnify and hold harmless each Manager, officer, employee, and agent of the Company (each, an **"Indemnitee"**) from and against any and all losses, claims, damages, liabilities, expenses (including reasonable attorneys' fees), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the Indemnitee's management of the affairs of the Company or service in such capacity, except to the extent that such losses or liabilities arise from the Indemnitee's fraud, willful misconduct, or gross negligence.

(b) **Advancement of Expenses**: The Company shall advance expenses (including reasonable attorneys' fees) incurred by an Indemnitee in defending any such proceeding in advance of its final disposition, provided that the Indemnitee undertakes to repay such amounts if it is ultimately determined that the Indemnitee is not entitled to indemnification.

(c) **Insurance**: The Company may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against or incurred by such Indemnitee, whether or not the Company would have the power to indemnify such Indemnitee under this Section.

(d) **Non-Exclusivity**: The indemnification and advancement of expenses provided by this Section shall not be exclusive of any other rights to which an Indemnitee may be entitled under any agreement, vote of Members, or otherwise.

6.9 Officers

(a) Officers Generally. The Board may appoint one or more officers of the Company, including without limitation a Chief Executive Officer, President, Chief Financial Officer, Secretary, Chief Strategy Officer, Chief Product Officer, and such other officers as the Board may determine from time to time. Any Person may hold more than one office.

(b) Appointment; Removal; Resignation. Officers shall be appointed by the Board and shall serve at the pleasure of the Board, subject to any written employment, consulting, or other service agreement with the Company. The Board may remove any officer, with or without Cause, at any time. Any officer may resign by delivering written notice to the Company, effective upon receipt or such later date specified therein.

(c) Delegation of Authority. Officers shall have such authority and perform such duties as are customarily incident to their offices and as may be delegated by the Board from time to time (including by written resolutions, policies, approval matrices, or similar delegations). No officer shall have authority to bind the Company with respect to matters reserved to the Board under this Agreement, or to take any action that requires Member approval, unless expressly authorized in writing by the Board.

(d) Chief Executive Officer. The Chief Executive Officer (or President, if no Chief Executive Officer is appointed) shall be the principal executive officer of the Company and, subject to the oversight of the Board, shall have general supervision and control of the Company's business and affairs, including the authority to implement the strategic and operational decisions of the Board and to supervise other officers and employees of the Company.

(e) Chief Financial Officer; Secretary. If appointed, the Chief Financial Officer shall have primary responsibility for the Company's financial operations, financial reporting, and treasury matters, subject to Board oversight. If appointed, the Secretary shall maintain (or cause to be maintained) Company records, minutes, and notices required under this Agreement.

(f) Reliance. The Company and the Board may rely on the acts of any officer acting within the scope of authority delegated to such officer pursuant to this Section 6.9.

ARTICLE VII: ALLOCATIONS AND DISTRIBUTIONS

7.1 Allocations of Profits and Losses

After giving effect to the special allocations set forth in Section 7.2, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss, and deduction) for each fiscal year or other applicable period shall be allocated among the Members in accordance with their respective Percentage Interests, except that:

(a) **Profits Interests**: Profits and Losses (and items thereof) allocable to Incentive Units that are structured as profits interests shall be determined and allocated in a manner consistent with the treatment of such Units as profits interests under Revenue Procedure 93-27 and Revenue Procedure 2001-43 (or successor guidance), such that:

(i) Holders of profits interests participate only in Profits and Losses (and items thereof) attributable to appreciation in the value of the Company above the applicable Liquidation Threshold; and

(ii) The Company's existing Members retain the benefit of the Company's value as of the date the profits interest was granted.

(b) **Preferred Unit Allocations**: To the extent Preferred Units are issued and such Units are entitled to priority or preferential allocations of Profits, Losses, or specific items thereof, such allocations shall be made in accordance with the terms governing such Preferred Units as set forth in an amendment to this Agreement or separate agreement.

7.2 Special Allocations

The following special allocations shall be made in the following order of priority before any allocations are made pursuant to Section 7.1:

(a) **Minimum Gain Chargeback**: Notwithstanding any other provision of this Article VII, if there is a net decrease in Company Minimum Gain (as defined in Treasury Regulations Section 1.704-2(d)) during any fiscal year, each Member shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, as determined in accordance with Treasury Regulations Section 1.704-2(g). This Section is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) **Partner Nonrecourse Debt Minimum Gain Chargeback**: Notwithstanding any other provision of this Article VII (other than Section 7.2(a)), except as provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain (as defined in Treasury Regulations Section 1.704-2(i)(3)) during any fiscal year, each Member who has a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such year shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain. This Section is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) **Qualified Income Offset**: If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) that cause or increase a deficit balance in such Member's Capital Account, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. This Section is intended to constitute a "qualified income offset" under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) **Gross Income Allocation**: If any Member has a deficit Capital Account at the end of any fiscal year that exceeds the sum of:

(i) the amount such Member is obligated to restore pursuant to any provision of this Agreement and

(ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible.

This Section is intended to comply with the "alternate test for economic effect" under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e) **Section 754 Adjustments**: To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(f) **Curative Allocations**: The allocations set forth in Sections 7.2(a) through (e) (the "**Regulatory Allocations**") are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article VII (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each Member if the Regulatory Allocations had not occurred.

7.3 Tax Allocations

For federal income tax purposes, each item of income, gain, loss, and deduction shall be allocated among the Members in the same manner as the corresponding book item is allocated pursuant to Sections 7.1 and 7.2, except that:

(a) If the book value of any Company property differs from its adjusted tax basis, allocations of tax items with respect to such property shall be made in accordance with Code Section 704(c) and the Treasury Regulations thereunder (using the "traditional method," "traditional method with curative allocations," or "remedial method" as determined by the Board);

(b) If the book value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of tax items with respect to such property shall take into account any variation between the adjusted tax basis and book value in the same manner as under Code Section 704(c); and

(c) Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board, taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

The Board is authorized to adopt and employ such conventions and methods as it determines appropriate for allocating tax items in accordance with Code Section 704(c) and the Treasury Regulations thereunder.

7.4 Distribution Policy

(a) **Discretionary Distributions**: Subject to the limitations set forth in this Agreement and applicable law, the Board may authorize distributions to the Members at such times and in such amounts as the Board determines in its sole discretion.

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(b) **Priority of Distributions**: Except as otherwise provided in Section 7.5 (tax distributions) and subject to the rights of holders of Preferred Units (if any), all distributions to Members shall be made in the following order of priority:

(i) First, to holders of Preferred Units (if any) in accordance with the liquidation preference, distribution preference, or other priority rights set forth in the applicable Preferred Unit provisions;

(ii) Second, to holders of Incentive Units structured as profits interests, to the extent necessary to distribute amounts attributable to appreciation above the applicable Liquidation Threshold; and

(iii) Third, to all holders of Vested Units (including Class A Units and Vested Class B Units) pro rata in accordance with their respective Percentage Interests.

(c) **No Distribution Rights for Unvested Units**: Unvested Class B Units shall have no right to receive distributions.

7.5 Tax Distributions

(a) **Intent**. The Company intends, to the extent cash is legally available and subject to any restrictions under applicable law, debt instruments, and the priority of Preferred Unit distributions, to make distributions to the Members in amounts sufficient to enable them to satisfy their estimated income tax liabilities arising from their allocable share of the Company's taxable income.

(b) **Assumed Tax Rate**. For purposes of this Section, each Member's "Assumed Tax Rate" shall be the combined maximum marginal federal, state, and local income tax rate reasonably expected to apply to such Member's share of the Company's taxable income for the applicable taxable year, as determined in good faith by the Board; provided, however, that the Board may, in its discretion and for administrative convenience, apply a uniform Assumed Tax Rate to all Members that approximates the highest combined marginal rate reasonably expected to apply to any Member, which rate shall not exceed [45%] absent Member approval.

(c) **Calculation of Tax Distributions**. For any taxable year (or estimated period within a taxable year), the Company may distribute to each Member an amount equal to the product of (i) such Member's estimated allocable share of the Company's taxable income (taking into account special allocations, if any) and (ii) such Member's Assumed Tax Rate (or, if a uniform Assumed Tax Rate is applied, the uniform rate selected by the Board). In making such determination, the Board may use reasonable estimates and may adjust amounts in subsequent periods to reflect actual results.

(d) **Priority and Reconciliation**. Tax distributions made pursuant to this Section shall be treated as advances against and shall reduce amounts otherwise distributable to the Members under this Article VII. To the extent tax distributions to any Member exceed such Member's final allocable share of distributions for a fiscal year, the Board may, in its discretion, (i) treat such excess as an advance against future distributions or (ii) require such Member to repay some or all of such excess, subject to applicable law and the terms of this Agreement.

7.6 Distributions Upon Liquidation

Upon dissolution and liquidation of the Company, after payment of all debts and liabilities of the Company and establishment of any reserves deemed necessary by the Board, the remaining assets of the Company shall be distributed to the Members in accordance with their positive Capital Account balances, subject to the rights and preferences of holders of Preferred Units (if any) as set forth in the applicable Preferred Unit provisions.

7.7 Limitation on Distributions

No distribution shall be made if, after giving effect to the distribution:

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(a) The Company would not be able to pay its debts as they become due in the ordinary course of business; or

(b) The Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members whose preferential rights are superior to those receiving the distribution.

7.8 Return of Distributions
No Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company, except as required by the Act or other applicable law. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the Capital Account of such Member.

ARTICLE VIII: TRANSFER RESTRICTIONS

8.1 General Restriction on Transfer
No Member shall Transfer all or any portion of such Member's Units, whether voluntarily or involuntarily, by operation of law or otherwise, except in strict compliance with the terms of this Article VIII and applicable securities laws. Any attempted Transfer in violation of this Article VIII shall be null and void ab initio, and the Company shall not recognize any such Transfer for any purpose.

8.2 Right of First Refusal
(a) **ROFR Procedure**: If any Member (the "**Selling Member**") desires to Transfer any Vested Units to a third party (other than pursuant to a Permitted Transfer under Section 8.3), the Selling Member must first comply with the following right of first refusal (the "**ROFR**"):

    (i) **Offer Notice**: The Selling Member shall deliver to the Company a written notice (the "**Offer Notice**") stating:

        (1) The Selling Member's intent to Transfer the Units;

        (2) The number and class of Units proposed to be Transferred;

        (3) The identity of the proposed third-party transferee;

        (4) The proposed purchase price and other material terms of the proposed Transfer; and

        (5) That the Offer Notice constitutes a binding offer by the Selling Member to sell the Units to the Company (or its designees) on the same terms.

    (ii) **Company's Right**: The Company shall have the right, but not the obligation, to purchase all (but not less than all) of the offered Units at the price and on the terms set forth in the Offer Notice, by delivering written notice of exercise to the Selling Member within thirty (30) days after receipt of the Offer Notice.

    (iii) **Members' Right**: If the Company does not exercise its right to purchase the offered Units in full within such thirty (30)-day period, the Company shall promptly notify the other Members, and the other Members (other than the Selling Member) shall have the right to purchase the offered Units, pro rata based on their respective Percentage Interests (or in such other proportions as they may agree), by delivering written notice of exercise to the Company and the Selling Member within fifteen (15) days after receipt of notice from the Company.

(iv) **Sale to Third Party**: If neither the Company nor the other Members elect to purchase all of the offered Units, the Selling Member may Transfer the offered Units to the proposed third-party transferee, on terms no more favorable to the transferee than those set forth in the Offer Notice, within sixty (60) days after the expiration of the Members' exercise period. Any such Transfer must be in compliance with applicable securities laws, and the transferee must execute a joinder agreement agreeing to be bound by this Agreement.

(v) **Lapse**: If the Selling Member does not complete the Transfer to the third-party transferee within such sixty (60)-day period, the Selling Member's right to Transfer such Units shall lapse, and the Selling Member must re-initiate the ROFR process before making any subsequent Transfer.

(b) **Purchase Price for Company Purchases**: If the price in the Offer Notice is expressed in non-cash consideration or is otherwise not a bona fide arms-length cash price, the purchase price for purposes of the Company's or Members' exercise of the ROFR shall be the Fair Market Value of the Units as determined by the Board in good faith.

(c) **Closing**: Any purchase pursuant to the ROFR shall close within thirty (30) days after the exercise of the right, with payment in cash (or, at the Company's option, by promissory note payable over a period not to exceed 36 months, with interest at a market rate).

8.3 Permitted Transfers

Notwithstanding Section 8.2, the following Transfers (each, a "**Permitted Transfer**") may be made without compliance with the ROFR, but shall remain subject to the other terms of this Article VIII:

(a) **Transfers for Estate Planning**: A Member may Transfer Units to (i) such Member's spouse, lineal descendants, or ancestors, (ii) a trust for the benefit of such Member or such Member's spouse, lineal descendants, or ancestors, or (iii) an entity controlled by such Member or such Member's family members;

(b) **Transfers by Will or Intestacy**: A Transfer by will or the laws of descent and distribution;

(c) **Transfers to Affiliates**: A Transfer by a Member that is an entity to an Affiliate of such Member, provided that such Affiliate is and remains controlled by such Member or its direct or indirect owners;

(d) **Pledge for Bona Fide Loan**: A pledge of Units to a financial institution as collateral for a bona fide loan, provided that any foreclosure on such pledge shall remain subject to the ROFR and other terms of this Article VIII; and

(e) **Approved Transfers**: A Transfer approved in writing by the Board.

Each Permitted Transfer shall be conditioned upon:

(i) The transferee executing a joinder agreement in the form of Exhibit B agreeing to be bound by the terms of this Agreement;

(ii) The transferring Member providing written notice to the Company of the Transfer within fifteen (15) days after the Transfer; and

(iii) Compliance with applicable securities laws.

If the conditions of a Permitted Transfer are not satisfied, the Transfer shall be treated as a Transfer subject to the ROFR and other restrictions in this Article VIII.

8.4 Drag-Along Rights

(a) **Drag-Along Right**: If Members holding at least sixty-six and two-thirds percent (66.67%) of the voting power of the outstanding Voting Units (the "**Drag-Along Initiators**"), which must include holders of a majority of the Class A Common Units, approve a transaction that constitutes a Change of Control or a sale of all or substantially all of the Company's Units to a third party (a "**Drag-Along Sale**"), then all other Members (the "**Drag-Along Members**") shall be required to participate in such Drag-Along Sale on the same terms and conditions as the Drag-Along Initiators, as follows:

(i) Each Drag-Along Member shall sell, assign, and transfer all (but not less than all) of their Units to the acquirer on the same per-Unit price and other economic terms as the Drag-Along Initiators receive;

(ii) Each Drag-Along Member shall execute and deliver all agreements, documents, and instruments reasonably required to consummate the Drag-Along Sale, including purchase agreements, escrow agreements, non-compete agreements, and other customary transaction documents, provided that:

(A) Such agreements do not impose any personal liability or obligation on the Drag-Along Member beyond the sale of their Units and customary representations, warranties, and indemnities that apply to all selling Members on a several (and not joint) basis, limited to the amounts received by such Drag-Along Member in the transaction; and

(B) The Drag-Along Member is not required to make any additional capital contributions or incur any out-of-pocket expenses (other than reasonable legal fees for the Drag-Along Member's own counsel) in connection with the Drag-Along Sale.

(iii) Each Drag-Along Member shall vote in favor of the Drag-Along Sale and take all other actions necessary or advisable to consummate the transaction.

(b) **Notice**: The Drag-Along Initiators shall provide written notice to all Drag-Along Members of the proposed Drag-Along Sale at least thirty (30) days before the anticipated closing date, which notice shall include a summary of the material terms of the transaction and the expected consideration to be paid per Unit.

(c) **No Liability**: No Drag-Along Initiator shall have any liability to any Drag-Along Member arising from the exercise of drag-along rights in good faith and in compliance with this Section 8.4.

(d) **Exclusions**: The drag-along rights in this Section 8.4 shall not apply to any Transfer by a Member of a minority of such Member's Units, or to Transfers that do not constitute or result in a Change of Control.

8.5 Tag-Along Rights

(a) **Tag-Along Right**: If any Member (the "**Selling Unitholder**") proposes to Transfer Vested Units representing ten percent (10%) or more of the outstanding Units to a third party, and such Transfer is not subject to the Company's or other Members' exercise of the ROFR under Section 8.2, then each other Member (each, a "**Tag-Along Member**") shall have the right (but not the obligation) to participate in such Transfer on the same terms and conditions as the Selling Unitholder, as follows:

(i) **Tag-Along Notice**: The Selling Unitholder shall provide written notice to all other Members at least thirty (30) days before the anticipated closing date, which notice shall include the identity of the proposed transferee, the number of Units proposed to be sold, and the price and other material terms of the proposed Transfer.

(ii) **Exercise of Tag-Along Right**: Each Tag-Along Member may elect to participate in the Transfer by delivering a written notice to the Selling Unitholder and the Company within fifteen (15) days after receipt of the tag-along notice, specifying the number of Units such Tag-Along Member wishes to sell.

(iii) **Pro Rata Participation**: If the Tag-Along Members elect to sell more Units in the aggregate than the proposed transferee is willing to purchase, the Tag-Along Members (including the Selling Unitholder) shall sell their Units pro rata based on the number of Units each has elected to sell, and the Selling Unitholder's proposed Transfer shall be reduced accordingly.

(iv) **Same Terms**: Each Tag-Along Member shall receive the same per-Unit price and other material economic terms as the Selling Unitholder, and the Transfer shall close on the same date and subject to the same conditions.

(b) **Failure to Close**: If the proposed Transfer does not close within ninety (90) days after the expiration of the tag-along exercise period, the Selling Unitholder's right to Transfer such Units without compliance with the tag-along rights shall lapse, and any subsequent proposed Transfer shall again be subject to the tag-along rights.

(c) **No Tag-Along for Permitted Transfers**: Tag-along rights shall not apply to Permitted Transfers under Section 8.3, to Transfers pursuant to drag-along rights under Section 8.4, or to Transfers approved by the Board.

8.6 Restrictions on Unvested Units

Unvested Units may not be Transferred by a Member for any reason, except:

(a) Permitted Transfers under Section 8.3(a) or (b) (family estate planning or death), provided that such Units remain subject to the same vesting and forfeiture conditions in the hands of the transferee; or

(b) Forfeiture or repurchase by the Company as provided in the applicable Grant Agreement.

Any purported Transfer of Unvested Units in violation of this Section 8.6 shall be null and void.

8.7 Securities Law Compliance

No Transfer of Units shall be permitted unless:

(a) Such Transfer is registered under the Securities Act of 1933, as amended (the **"Securities Act"**), and any applicable state securities laws, or is exempt from such registration; and

(b) The transferring Member provides the Company with such evidence of compliance (including legal opinions, if requested by the Company) as the Board may reasonably require.

The Company shall not be required to recognize any Transfer on its books and records or to issue any new certificates or make any updates to Exhibit A until the Company is satisfied that such Transfer complies with all applicable securities laws.

8.8 Legend on Certificates

If the Company issues certificates or other written instruments evidencing Units, each such certificate or instrument shall bear a legend in substantially the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER TERMS SET FORTH IN THE OPERATING AGREEMENT OF THREDDSYNC, LLC, AS AMENDED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE,

HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH OPERATING AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF UNLESS (A) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT TO SUCH UNITS IS EFFECTIVE, OR (B) THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH REGISTRATION IS NOT REQUIRED.

ARTICLE IX: DISSOLUTION AND LIQUIDATION

9.1 Events of Dissolution
The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) The written consent of Members holding at least sixty-six and two-thirds percent (66.67%) of the voting power of the outstanding Voting Units;

(b) The entry of a decree of judicial dissolution under the Act;

(c) The sale of all or substantially all of the Company's assets, if the Board determines that dissolution is appropriate following such sale; or

(d) Any other event that causes dissolution under the Act.

The Company shall not dissolve prior to such events, and the occurrence of any event that would cause dissolution of the Company under the Act (such as the withdrawal, death, or bankruptcy of a Member) shall not cause a dissolution if the Company is continued in accordance with the Act and this Agreement.

9.2 Winding Up
Upon dissolution, the Board (or, if there is no Board, a liquidating trustee appointed by the Members) shall commence to wind up the Company's affairs. The liquidator shall have full power and authority to sell, assign, and encumber any and all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

9.3 Order of Payment Upon Liquidation
After determining that all known debts and liabilities of the Company, including contingent liabilities, have been paid or adequately provided for, the remaining assets of the Company shall be distributed in the following order of priority:

(a) First, to the establishment of cash reserves in such amounts as the liquidator determines to be reasonably necessary to provide for contingent or unforeseen liabilities or obligations of the Company;

(b) Second, to the payment of any debts and liabilities owed to Members (other than on account of their Capital Accounts or Units);

(c) Third, to holders of Preferred Units (if any), to the extent of the liquidation preference or other distribution priority rights set forth in the applicable Preferred Unit provisions;

(d) Fourth, to holders of Class B Incentive Units structured as profits interests, in accordance with their rights to receive distributions attributable to value in excess of their applicable Liquidation Threshold; and

(e) Fifth, to all Members holding Vested Units in accordance with their positive Capital Account balances (after giving effect to all allocations and distributions for all periods).

Any reserves established pursuant to clause (a) above shall be distributed to the Members in accordance with clauses (c) through (e) at such time as the liquidator determines that the need for such reserves no longer exists.

9.4 Certificate of Cancellation
Upon completion of the winding up and distribution of assets, the liquidator shall file a Certificate of Cancellation (or similar document) with the Florida Department of State, Division of Corporations, in accordance with the Act.

9.5 Negative Capital Accounts
No Member shall be obligated to restore any deficit balance in such Member's Capital Account upon liquidation of the Company.

ARTICLE X: BOOKS, RECORDS, AND REPORTING

10.1 Books and Records
The Company shall maintain at its principal office complete and accurate books and records of the Company, including:

(a) A current list of the full name and last known business or residence address of each Member and Manager, together with the Capital Contribution, Capital Account, and Percentage Interest of each Member;

(b) A copy of the Articles of Organization and all amendments thereto;

(c) Copies of this Agreement and all amendments hereto;

(d) Copies of the Company's federal, state, and local income tax returns and financial statements for the current year and the six (6) preceding years;

(e) Copies of all Grant Agreements and documents relating to the Equity Incentive Plan(s);

(f) The Company's books and records as they relate to the internal affairs of the Company for at least the current year and the six (6) preceding years; and

(g) Any other records and documents required to be maintained by the Act.

10.2 Financial Statements
The Company shall deliver quarterly financial statements once the Company's annual revenue exceeds $500,000 or upon the issuance of Preferred Units. The Company shall then prepare and deliver to each Member:

(a) Within ninety (90) days after the end of each fiscal year, annual financial statements (balance sheet, income statement, statement of cash flows, and statement of changes in Members' equity), which may be unaudited unless the Board determines otherwise or as required by financing agreements or applicable law; and

(b) Within forty-five (45) days after the end of each fiscal quarter, quarterly unaudited financial statements shall be provided.

10.3 Tax Returns and Information

The Company shall:

(a) Prepare and timely file all federal, state, and local tax returns required to be filed by the Company;

(b) Use commercially reasonable efforts to deliver to each Member, within ninety (90) days after the end of each fiscal year (or such earlier date as may be required by law), a Schedule K-1 (Form 1065) or other tax information statement reflecting such Member's allocable share of the Company's income, gain, loss, deduction, and credit for such year; and

(c) Provide such other tax information as may be reasonably requested by any Member or as may be required by law.

10.4 Access to Information

(a) Baseline Information Rights (All Members). Each Member shall have the right, upon reasonable written request and at such Member's own expense, to:

> (i) inspect and copy the Company's books and records described in Section 10.1 during normal business hours; and

> (ii) obtain such other information regarding the affairs, financial condition, and business of the Company as is just and reasonable.

(b) Enhanced Information Rights (Major Holders). In addition to Section 10.2 and Section 10.3, each Major Holder shall be entitled to receive, upon written request (subject to subsection (c)).

> (i) a quarterly management update package reasonably customary for similarly situated early-stage companies, which may include summary financials, cash position, and high-level operating metrics, delivered within forty-five (45) days after quarter-end; and

> (ii) an updated capitalization table summary (including fully diluted ownership) delivered at least annually and following any material equity financing.

(c) Confidentiality; Protective Conditions. The Company may condition disclosure of any information under this Section 10.4 on the requesting Member's compliance with the confidentiality obligations set forth in Section 12.10 and, for sensitive information, the execution of a separate non-disclosure agreement in a form reasonably acceptable to the Company.

(d) Limitations; Privilege; Competitive Harm. Notwithstanding anything to the contrary, the Board may decline to provide specific information if it determines, in its reasonable discretion, that providing such information would (i) jeopardize the Company's attorney-client privilege or work product protections, (ii) violate a contractual confidentiality obligation owed to a third party, or (iii) be reasonably likely to cause material competitive harm to the Company; provided that the Board shall use commercially reasonable efforts to provide an appropriate alternative summary or redacted version of such information where practicable.

(e) No Disruption. Access shall be exercised in a manner that does not unreasonably interfere with the Company's operations.

ARTICLE XI: AMENDMENT

11.1 Amendment Procedures

(a) **General Rule**: Except as otherwise expressly provided in this Agreement, this Agreement may be amended only by a written instrument signed by the Board and Members holding at least sixty-six and two-thirds percent (66.67%) of the voting power of the outstanding Voting Units.

(b) **Technical and Administrative Amendments**: Notwithstanding Section 11.1(a), the Board may amend this Agreement without Member approval to:

> (i) Correct typographical errors, errors of grammar, or other manifest mistakes;

> (ii) Update Exhibit A to reflect the issuance, forfeiture, repurchase, or transfer of Units;

> (iii) Make changes required by applicable law or to comply with accounting or tax requirements;

> (iv) Add new Members upon the issuance of Units; or

> (v) Make other changes of a purely administrative or ministerial nature that do not materially and adversely affect the rights of any Member.

(c) **Amendments Affecting Class Rights**: Any amendment that would materially and adversely affect the rights, preferences, or privileges of any class of Units shall require the approval of Members holding a majority of the affected class, in addition to the approval required under Section 11.1(a).

11.2 Protective Provisions

Notwithstanding Section 11.1(a), if and to the extent Preferred Units have been issued, any amendment to this Agreement that would adversely affect the rights, preferences, privileges, or powers of the holders of Preferred Units shall require the separate approval of the holders of such Preferred Units as set forth in the applicable Preferred Unit provisions.

ARTICLE XII: GENERAL PROVISIONS

12.1 Notices

All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given:

(a) Upon delivery, if delivered personally or by a nationally recognized overnight courier service (with proof of delivery);

(b) Upon transmission, if sent by email (with confirmation of receipt); or

(c) Three (3) business days after mailing, if mailed by United States certified or registered mail, return receipt requested, postage prepaid.

Notices shall be sent to the addresses set forth on Exhibit A (as updated from time to time by written notice to the Company) or to such other address as a party may designate by written notice to the other parties.

12.2 Governing Law

This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of law principles that would require the application of the laws of any other jurisdiction.

12.3 Dispute Resolution

(a) **Mandatory Mediation**: Any dispute, controversy, or claim arising out of or relating to this Agreement or the breach, termination, or validity thereof (a "**Dispute**") shall first be submitted to non-binding mediation administered by the American Arbitration Association (the "**AAA**") or JAMS, in accordance with its then-current mediation procedures, before a single mediator selected by the parties or, if the parties cannot agree, appointed by the AAA or JAMS.

(b) **Arbitration**: If the Dispute is not resolved within sixty (60) days after the commencement of mediation, the Dispute shall be resolved by binding arbitration administered by the AAA or JAMS, in accordance with its then-current Commercial Arbitration Rules, before a single arbitrator selected in accordance with such rules. The arbitration shall be held in St. Petersburg Florida, unless the parties otherwise agree.

(c) **Award**: The arbitrator's award shall be final and binding, and judgment upon the award may be entered in any court having jurisdiction. The arbitrator shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including specific performance.

(d) **Costs**: Each party shall bear its own attorneys' fees and costs in connection with any Dispute, except that the arbitrator may award reasonable attorneys' fees and costs to the prevailing party if the arbitrator determines that the other party's claims or defenses were frivolous or brought in bad faith.

(e) **Exceptions**: Notwithstanding the foregoing, any party may seek equitable relief (including injunctive relief or specific performance) in any court of competent jurisdiction to enforce the transfer restrictions in Article VIII or the confidentiality obligations of any party.

12.4 Severability

If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not be affected or impaired. The parties shall endeavor in good faith to replace any invalid, illegal, or unenforceable provision with a valid, legal, and enforceable provision that achieves, to the greatest extent possible, the economic, business, and other purposes of the invalid, illegal, or unenforceable provision.

12.5 Entire Agreement

This Agreement, together with the Exhibits attached hereto and any Grant Agreements or other agreements expressly referenced herein, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether oral or written, relating to such subject matter.

12.6 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.7 Electronic Signatures

This Agreement and any amendments, waivers, consents, or other documents related hereto may be executed and delivered by electronic signature (including DocuSign, Adobe Sign, or other commercially accepted electronic signature platforms), and such electronic signatures shall have the same force and effect as original signatures.

12.8 Binding Effect

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, executors, administrators, and legal representatives, subject to the restrictions on Transfer set forth in Article VIII.

12.9 Waiver

No waiver of any provision of this Agreement shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. No waiver of any provision shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

12.10 Confidentiality

(a) Confidential Information. Each Member acknowledges that, by virtue of being a Member, such Member may receive or have access to Confidential Information of the Company. "Confidential Information" means any non-public information of or relating to the Company or its Affiliates, whether in written, oral, electronic, visual, or other form, including without limitation: (i) business plans, product plans, and roadmaps; (ii) technology, software, source code, algorithms, inventions, inventions disclosures, and trade secrets; (iii) financial information, budgets, projections, pricing, and capitalization information; (iv) customer, vendor, partner, and pipeline information; and (v) any information designated as confidential or that reasonably should be understood to be confidential given the nature of the information and the circumstances of disclosure.

(b) Non-Use; Non-Disclosure. Each Member agrees (i) to hold Confidential Information in strict confidence; (ii) not to use Confidential Information except as reasonably necessary to exercise such Member's rights and perform such Member's obligations under this Agreement (the "Permitted Purpose"); and (iii) not to disclose Confidential Information to any Person except to such Member's attorneys, accountants, or financial advisors who have a need to know for the Permitted Purpose and who are bound by confidentiality obligations at least as protective as those set forth herein.

(c) Exclusions. Confidential Information does not include information that the Member can demonstrate by written records: (i) is or becomes publicly available through no breach of this Agreement by such Member; (ii) was lawfully known to the Member prior to disclosure by the Company; (iii) is lawfully received from a third party without breach of any confidentiality obligation; or (iv) was independently developed by the Member without use of or reference to Confidential Information.

(d) Compelled Disclosure. If a Member is required by law, regulation, subpoena, or court order to disclose Confidential Information, such Member shall (to the extent legally permitted) provide the Company with prompt written notice of such requirement and reasonably cooperate with the Company (at the Company's expense) in seeking a protective order or other appropriate remedy. If disclosure is ultimately required, the Member shall disclose only that portion of Confidential Information that is legally required to be disclosed.

(e) Return/Destruction. Upon the Company's written request, a Member shall promptly return or destroy (and certify destruction of) all Confidential Information in such Member's possession or control; provided, however, that the Member may retain one archival copy solely for legal or compliance purposes.

(f) Equitable Relief; Survival. Each Member acknowledges that a breach of this Section 12.10 may cause irreparable harm for which monetary damages may be an inadequate remedy, and the Company shall be entitled to seek equitable relief (including injunctive relief and specific performance) in addition to any other remedies available at law or in equity. The obligations in this Section 12.10 shall survive for so long as the applicable information remains Confidential Information (and, with respect to trade secrets, for so long as such information remains a trade secret under applicable law), notwithstanding any Transfer of Units or cessation of a Member's status.

12.11 Non-Solicitation (Service Provider Members Only)

(a) Non-Solicitation of Personnel. Each Service Provider Member agrees that during the term of such Service Provider Member's service relationship with the Company and for twelve (12) months thereafter, such Service Provider Member shall not, directly or indirectly, solicit for employment or engagement any employee or contractor of the Company with whom such Service Provider Member had material contact, other than through general solicitations not targeted at such Persons.

(b) Construction. This Section 12.11 is intended to be interpreted and enforced to the maximum extent permitted by applicable law and shall be construed as independent of any other restrictive covenant agreements between the Company and the Service Provider Member.

[SIGNATURE PAGES FOLLOW]

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned, being all of the Members of the Company as of the date first written above, have executed this Amended and Restated Operating Agreement as of the date set forth below.

COMPANY:

THREDDSYNC, LLC.

By: _____

Name: ___Robert Toshiyuki Morrell_____

Title: Manager / Chief Executive Officer

Date: ___October 21st, 2025_____

INITIAL MEMBER(S):

_____

Robert Toshiyuki Morrell

Class A Common Units

Date: ___October 21st, 2025_____

Signature: _____

EXHIBIT A: SCHEDULE OF MEMBERS AND OWNERSHIP 1.0

Version: 1.0 Effective Date: October 21st, 2025 **Triggering Event:** Company formation and execution of Operating Agreement

A. Ownership, Economic Participation, and Voting

Member / Holder Name	Role	Class A Vested Units	Class B Unvested Units	Class B Vested Units	Class B Total Granted	Class C Units	Common Participating Units (A Vested + B Vested)	Percentage Interest (Economic)	Outstanding Voting Units	Votes per Voting Unit	Voting Power	Voting %	Fully Diluted Units Held	Fully Diluted Percentage Interest
Robert Toshiyuki Morrell	CEO / Manager	700,000	0	0	0	—	700,000	100.00%	700,000	1	700,000	100.00%	700,000	70.00%
Totals (Outstanding)		700,000	0	0	0	—	700,000	100.00%	700,000		700,000	100.00%	700,000	70.00%

Notes:

- **Percentage Interest** reflects economic participation in Common Participating Units (Class A Vested Units and Vested Class B Units), consistent with Article VII.

- **Fully Diluted Percentage Interest** reflects capitalization on a Fully Diluted Basis, including reserved Equity Incentive Plan Units and other issuable Units, and is tracked for dilution/cap table purposes.

- **Class B Incentive Units are non-voting**, except as required by the Act or expressly provided in this Agreement (e.g., a separate class vote for a material adverse amendment).

- **Class C voting rights (if any)** are as set forth in the applicable Preferred Unit provisions.

- **Class B Unvested Units column** tracks granted-but-not-yet-vested units separately, ensuring the table distinguishes between units that carry economic/voting rights (vested) and those that do not (unvested).

B. Authorized but Unissued / Reserved (Not Outstanding Units)

- **Class B Incentive Units reserved for Equity Incentive Plan:** 300,000 Units (30.00% of Fully Diluted Basis), available for future grants pursuant to Article V, Section 5.1.

- **Class C Preferred Units:** Authorized for future issuance in connection with equity financings pursuant to Section 3.4. Rights, preferences, and privileges to be determined at time of issuance and set forth in an amendment to this Agreement.

- **Total Authorized Units (Fully Diluted Basis):** 1,000,000

This Exhibit A shall be updated from time to time by the Board to reflect issuances, forfeitures, vesting events, repurchases, transfers, and other adjustments pursuant to Section 3.5(c) of the Operating Agreement. Exhibit A shall be deemed automatically amended upon any such event without the requirement of a formal amendment to the Operating Agreement.

EXHIBIT A: SCHEDULE OF MEMBERS AND OWNERSHIP 2.0

Version: 2.0 Effective Date: November 1, 2025 **Triggering Event:** Board authorization of Class B Incentive Unit grants to Chief Product Officer, Chief Strategy Officer, and Strategic Advisor **Supersedes:** Exhibit A v1.0, dated October 21, 2025 **OA Amendment Status:** No amendment required. Exhibit A deemed automatically updated per Section 3.5(c). Grants authorized under Board powers per Article V and Section 11.1(b).

A. Ownership, Economic Participation, and Voting

Member / Holder Name	Role	Class A Vested Units	Class B Unvested Units	Class B Vested Units	Class B Total Granted	Class C Units	Common Participating Units (A Vested + B Vested)	Percentage Interest (Economic)	Outstanding Voting Units	Votes per Voting Unit	Voting Power	Voting %	Fully Diluted Units Held	Fully Diluted Percentage Interest
Robert Morrell	CEO / Manager	700,000	0	0	0	—	700,000	100.00%	700,000	1	700,000	100.00%	700,000	70.00%
James Woods	Chief Product Officer	0	100,000	0	100,000	—	0	0.00%	0	N/A	0	0.00%	100,000	10.00%
Brian Conway	Chief Strategy Officer	0	100,000	0	100,000	—	0	0.00%	0	N/A	0	0.00%	100,000	10.00%
Raymond Thek	Strategic Advisor	0	50,000	0	50,000	—	0	0.00%	0	N/A	0	0.00%	50,000	5.00%
Totals (Outstanding)		700,000	250,000	0	250,000	—	700,000	100.00%	700,000		700,000	100.00%	950,000	95.00%

Notes:

1. **Percentage Interest** reflects economic participation in Common Participating Units (Class A Vested Units and Vested Class B Units), consistent with Article VII of the Operating Agreement. As of this version, all Class B Incentive Units are unvested; accordingly, Robert Morrell holds 100.00% of the Percentage Interest.

2. **Fully Diluted Percentage Interest** reflects capitalization on a Fully Diluted Basis, including all outstanding and granted Units (vested and unvested) and reserved Equity Incentive Plan Units, and is tracked for dilution/cap table purposes.

3. **Class B Incentive Units are non-voting** per Section 3.3(i) of the Operating Agreement, except to the limited extent required by the Act or expressly provided in the Operating Agreement (including any separate class vote required for an amendment that would materially and adversely affect the rights of Class B Incentive Units).

4. **Class B Vesting Schedule** (per applicable Equity Grant Agreements, v7): Four (4) year vesting period with a one (1) year cliff. Twenty-five percent (25%) of each Equity Grant shall vest upon completion of the Cliff Period. The remaining seventy-five percent (75%) shall vest in twelve (12) equal quarterly installments of 6.25% each over the following three (3) years. Unvested Units carry no economic participation rights and no voting rights. The vesting schedule applies uniformly to all Class B grantees; the absolute number of Units vesting at each event is proportional to each grantee's individual grant size:

ThreddSync, LLC. Confidential

- CPO (100,000 Units): 25,000 at cliff; 6,250 per quarter thereafter

- CSO (100,000 Units): 25,000 at cliff; 6,250 per quarter thereafter

- Strategic Advisor (50,000 Units): 12,500 at cliff; 3,125 per quarter thereafter

5. **Class B Unvested Units column** tracks granted-but-not-yet-vested Units separately, ensuring the table distinguishes between Units that carry economic and voting rights (vested) and those that do not (unvested). Upon each vesting event, Units shall be moved from the Class B Unvested column to the Class B Vested column, and the Percentage Interest shall be recalculated accordingly.

6. **Class C voting rights (if any)** are as set forth in the applicable Preferred Unit provisions. No Class C Units have been issued as of this version.

B. Authorized but Unissued / Reserved (Not Outstanding Units)

- **Class B Incentive Units reserved for Equity Incentive Plan (unallocated):** 50,000 Units (5.00% of Fully Diluted Basis), available for future grants pursuant to Article V, Section 5.1 of the Operating Agreement. The Equity Incentive Plan authorizes the Board to reserve for issuance a number of Units not to exceed thirty percent (30%) of the Company's Units on a Fully Diluted Basis. As of this version, 250,000 of the 300,000 reserved Units have been granted, leaving 50,000 Units available for future grants.

- **Class C Preferred Units:** Authorized for future issuance in connection with equity financings pursuant to Section 3.4 of the Operating Agreement. Rights, preferences, and privileges to be determined at time of issuance and set forth in an amendment to the Operating Agreement or in a separate agreement executed in connection with the applicable financing transaction. No Class C Units have been issued as of this version.

- **Total Authorized Units (Fully Diluted Basis):** 1,000,000

C. Equity Incentive Plan Allocation Summary

Category	Units	% of Fully Diluted Basis	Status
Granted to James Woods (Chief Product Officer)	100,000	10.00%	Unvested; vesting per Grant Agreement
Granted to Brian Conway (Chief Strategy Officer)	100,000	10.00%	Unvested; vesting per Grant Agreement
Granted to Raymond Thek (Strategic Advisor)	50,000	5.00%	Unvested; vesting per Grant Agreement
Remaining Reserved (Unallocated)	50,000	5.00%	Available for future grants
Total Plan Reserve (30% of Fully Diluted Basis)	**300,000**	**30.00%**	

D. Supporting Documents for This Version

The following documents support this version of Exhibit A and are maintained in the Company's corporate records pursuant to Article X of the Operating Agreement:

1. Written Consent of the Sole Manager, dated November 1st, 2025 (Equity Incentive Plan establishment, Fair Market Value determination, and grant authorization)

2. Equity Grant Agreement for James Woods, dated November 1st, 2025

3. Equity Grant Agreement for Brian Conway dated November 1st, 2025

4. Equity Grant Agreement for Raymond Thek, dated November 1st, 2025

E. Quarterly Vesting Reference Table (All Grantees)

Version	Event	CPO Units Vesting	CPO Cumulative Vested	CSO Units Vesting	CSO Cumulative Vested	Advisor Units Vesting	Advisor Cumulative Vested	Total Class B Vested	Founder % Interest
v2.0	Grant date	0	0	0	0	0	0	0	100.00%
v2.1	Year 1 cliff	25,000	25,000	25,000	25,000	12,500	12,500	62,500	91.80%
v2.2	Q1 Year 2	6,250	31,250	6,250	31,250	3,125	15,625	78,125	89.96%
v2.3	Q2 Year 2	6,250	37,500	6,250	37,500	3,125	18,750	93,750	88.19%
v2.4	Q3 Year 2	6,250	43,750	6,250	43,750	3,125	21,875	109,375	86.49%
v2.5	Q4 Year 2	6,250	50,000	6,250	50,000	3,125	25,000	125,000	84.85%
v2.6	Q1 Year 3	6,250	56,250	6,250	56,250	3,125	28,125	140,625	83.26%
v2.7	Q2 Year 3	6,250	62,500	6,250	62,500	3,125	31,250	156,250	81.73%
v2.8	Q3 Year 3	6,250	68,750	6,250	68,750	3,125	34,375	171,875	80.25%
v2.9	Q4 Year 3	6,250	75,000	6,250	75,000	3,125	37,500	187,500	78.82%
v2.10	Q1 Year 4	6,250	81,250	6,250	81,250	3,125	40,625	203,125	77.53%
v2.11	Q2 Year 4	6,250	87,500	6,250	87,500	3,125	43,750	218,750	76.19%
v2.12	Q3 Year 4	6,250	93,750	6,250	93,750	3,125	46,875	234,375	74.93%
v2.13	Q4 Year 4	6,250	100,000	6,250	100,000	3,125	50,000	250,000	73.68%

ThreddSync, LLC. Confidential

Notes:

- Founder Percentage Interest = 700,000 / (700,000 + Total Class B Vested) at each vesting event.

- Founder Voting Power remains 100.00% throughout (Class B is non-voting).

- Founder Fully Diluted Percentage Interest remains 70.00% throughout.

- At full vesting: Founder 73.68% economic, CPO 10.53%, CSO 10.53%, Advisor 5.26%.

*This Exhibit A shall be updated from time to time by the Board to reflect issuances, forfeitures, vesting events, repurchases, transfers, and other adjustments pursuant to Section 3.5(c) of the Operating Agreement. Exhibit A shall be deemed automatically amended upon any such event without the requirement of a formal amendment to the Operating Agreement, provided that the Board updates Exhibit A promptly following such event.

EXHIBIT B
JOINDER AGREEMENT

This Form of Joinder Agreement is provided for use in connection with the admission of new Members pursuant to Section 4.2(a) of the Operating Agreement, including (without limitation) investors admitted in connection with equity financings, transferees admitted pursuant to permitted transfers under Article VIII, and other Persons admitted with the written consent of the Board. This Joinder is not required for holders of Class B Incentive Units who are admitted as Members upon vesting pursuant to Section 4.2(b) of the Operating Agreement, provided that such holders have executed an Equity Grant Agreement agreeing to be bound by the terms of the Operating Agreement.

This Joinder Agreement (this "**Joinder**") is executed as of _____, 20__, by the undersigned (the "**New Member**") in connection with the Operating Agreement of ThreddSync, LLC, a Florida limited liability company (the "**Company**"), dated as of [INSERT DATE] (as amended from time to time, the "**Operating Agreement**").

RECITALS:

A. The New Member is acquiring, or has acquired, _____ Units of the Company (the "**Units**").

B. As a condition to the issuance or transfer of the Units, the New Member is required to execute this Joinder and become a party to the Operating Agreement.

AGREEMENT:

1. **Joinder**. The New Member hereby agrees to be bound by all of the terms and conditions of the Operating Agreement, as if the New Member were an original signatory thereto, and to be treated as a "Member" for all purposes under the Operating Agreement.

1A. Additional Conditions for Service Providers. If the New Member is or will be a Service Provider (as defined in the Operating Agreement), the New Member acknowledges that the grant, issuance, or transfer of Units to the New Member may be conditioned upon the New Member's execution of a Proprietary Information and Inventions Assignment Agreement ("PIIA") in a form approved by the Board, in accordance with Section 5.10 of the Operating Agreement. The New Member agrees to execute such PIIA if required by the Company as a condition to the issuance or transfer of Units.

2. **Acknowledgments**. The New Member acknowledges that:

(a) The New Member has received and reviewed a complete copy of the Operating Agreement and all Exhibits thereto;

(b) The Units are subject to substantial restrictions on transfer and other terms as set forth in the Operating Agreement;

(c) The New Member has had the opportunity to consult with legal, tax, and financial advisors regarding the acquisition of the Units and the terms of the Operating Agreement;

(d) The Units have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be sold, transferred, or otherwise disposed of except in compliance with applicable securities laws; and

(e) The New Member understands that the Units are speculative and involve a risk of total loss.

(f) The New Member acknowledges that the Units are subject to the transfer restrictions set forth in Article VIII of the Operating Agreement, including the right of first refusal (Section 8.2), drag-along rights (Section 8.4), tag-along rights (Section 8.5), restrictions on unvested units (Section 8.6), and securities law compliance requirements (Section 8.7), and agrees to comply with all such restrictions.

(g) The New Member acknowledges the confidentiality obligations set forth in Section 12.10 of the Operating Agreement and agrees to be bound by such obligations with respect to all Confidential Information (as defined therein) received by the New Member in connection with the New Member's status as a Member.

3. **Information**. The New Member provides the following information for the Company's records:

Name: _____

Address: _____

_____

Email: _____

Taxpayer Identification Number (SSN or EIN): _____

1. **Counterparts; Electronic Signature**. This Joinder may be executed in counterparts and by electronic signature, each of which shall be deemed an original.

[JOINDER SIGNATURE PAGES FOLLOW]

JOINDER SIGNATURE PAGE

IN WITNESS WHEREOF, the New Member has executed this Joinder as of the date first written above.

_____

Signature

_____

Print Name

Date: _____

ACCEPTED AND AGREED:

THREDDSYNC, LLC

By: _____

Name:

Title: Manager / Chief Executive Officer

Date: _____

END OF OPERATING AGREEMENT